Exhibit 15.3

May 15, 2015

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Yingli Green Energy Holding Company Limited and, under the date of April 11, 2014, we reported on the consolidated financial statements of Yingli Green Energy Holding Company Limited as of December 31, 2012 and 2013 and for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013. On June 3, 2014, we were dismissed. We have read the Company’s statements included under Item 16F (a) of its Form 20-F dated May 15, 2015, and we agree with such statements.

Very truly yours,

/s/ KPMG